UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about intermediaries of its share buyback program

—

Rio de Janeiro, April 18, 2024 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Fact disclosed on August 4, 2023, informs, for the purposes of item 11 of Annex G of CVM Resolution 80/22, that it has updated the list of institutions that may act as intermediaries in the Company's Buyback Program, as indicated below:

11. Identify institutions that could act as intermediaries:

Ágora Corretora de Títulos e Valores Mobiliários S.A.

Bradesco S.A. Corretora De Títulos E Valores Mobiliários

Btg Pactual Corretora De Títulos E Valores Mobiliários S.A.

Citigroup Global Markets Brasil Corretora De Câmbio Títulos E Valores Mobiliários S.A.

Goldman Sachs Do Brasil Corretora De Títulos E Valores Mobiliários S.A.

Itaú Corretora De Valores S.A.

J.P. Morgan Corretora De Câmbio E Valores Mobiliários S.A.

Merrill Lynch S.A.

Corretora De Títulos E Valores Mobiliários Morgan Stanley Corretora De Títulos E Valores Mobiliários S.A.

Safra Corretora De Valores E Cambio Ltda.

Santander Corretora De Câmbio E Valores S.A.

UBS Brasil Corretora De Câmbio, Títulos E Valores Mobiliários S.A.

XP Investimentos Corretora De Câmbio, Títulos E Valores Mobiliários S.A.

All the rules relating to the Buyback Program, reported in the Material Fact of August 4, 2023, remain unchanged.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer